[UPS letterhead]
March 14, 2011
VIA EDGAR
Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	United Parcel Service, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 1-15451
Dear Ms. Blye:
     We respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2010 regarding the filing listed above by United Parcel Service, Inc. (except as otherwise set forth herein, references to the “Company” or “UPS” include any or all of United Parcel Service, Inc. and its subsidiaries). Our responses repeat the captions and comments contained in the Staff’s December 2010 letter, and we have numbered them to correspond to the comment numbers in the Staff’s letter.
General
1.	Please describe your contacts with Syria since your letter to us of July 10, 2006.
     As stated in the Company’s letter of July 10, 2006 to the Staff (the “July 2006 UPS Letter”), UPS is a global package delivery company and a provider of supply chain solutions, which include specialized freight transportation and logistics services. The Company does not have business ties with the Government of Syria nor does it have any subsidiaries, offices, facilities, employees or other assets located in Syria. Company policy permits package delivery and freight services to and from Syria only to the extent that such activities comport with U.S. law. Package deliveries allowed by law are made through a contractor relationship with Thebe Company and freight services in Syria are provided through a contractor relationship with Al Massri Cargo and Transport of Damascus, both of which are independent private companies located in Syria.

Ms. Cecilia D. Blye
Securities and Exchange Commission
March 14, 2011

     As previously explained, the Company has implemented controls, both in the United States and abroad, which are designed to ensure that package delivery and freight services for Syria comply in all respects with applicable laws and regulations, including U.S. laws prohibiting exports and re-exports to Syria of goods, software or technology that are subject to U.S. export controls and prohibiting any activities by U.S. persons involving designated Syrian persons or entities. Further information about the Company’s contacts with Syria is provided below in our response to Comment 2.
2.	We note that two Chinese freight forwarders (Forwarder Express and Guangzhou Gongcheng Import & Export Service Co.) state on their websites that they provide UPS and other express courier services from Shenzhen, China to Tehran and Abadan, Iran. These companies’ websites include the UPS logo on the pages which list these services. We also note an Air Freight peak season surcharge table on your website which lists surcharge amounts for regions including Latin America and Europe, Middle East, Africa in the Destination section. According to the notes section, the destinations listed include Cuba under “Latin America (All Other Countries)” and Iran, Sudan and Syria under “Europe, Middle East, Africa.” Iran, Sudan and Cuba are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan and Cuba whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan or Cuba, or entities controlled by these governments. Please also provide this information for Syria.
     With respect to Forwarder Express and Guangzhou Gongcheng Import & Export Service Co., the two Chinese freight forwarders specifically mentioned in Comment 2, neither of these entities has any business arrangement with the Company. Furthermore, the Company has not found any evidence that there were any UPS shipments from any location in China to Iran through either entity. The Company has demanded that each entity remove the UPS logo from its website in order to cease its infringement of the Company’s trademark.
     Company policy generally prohibits the Company and all of its foreign subsidiaries from providing services to, from or involving Cuba, Iran and Sudan, even with respect to many transactions that are not prohibited or restricted by U.S. sanctions and export controls for those countries. However, in certain limited circumstances when it is lawful for customers to undertake activities in Iran, Sudan or Cuba, Company policy and procedures permit the Company to support these customers by providing shipping services to or from these countries. For example, U.S. law permits shipments to and from the United States of diplomatic pouches and their contents, and in certain cases the U.S. Government issues specific licenses to entities or persons (e.g., for exports of food, medicine and medical devices). Similarly, U.S. law permits shipments to and from the Guantanamo Bay Naval Base in Cuba as that territory is considered to be under the jurisdiction or authority of the United States. The Company’s service offerings in Syria, which is subject to more limited sanctions, are described in the Company’s response to Comment 1.

Ms. Cecilia D. Blye
Securities and Exchange Commission
March 14, 2011

     With respect to the listing of surcharge amounts for Iran, Cuba, Sudan and Syria noted on the Air Freight peak season surcharge table, located on the UPS website, this information is provided only for transactions, as explained above, that are permitted by U.S. law or a specific license issued by the cognizant U.S. government agency and permitted by Company policy and procedures. As previously noted, no other transactions involving these countries are permitted under relevant UPS policies and procedures.
     The Company has no agreements, commercial arrangements, or other contacts with the governments of Iran, Sudan, Cuba or Syria, or entities controlled by these governments, except that the Company’s aircraft fly through airspace controlled by Iran, Cuba and Syria, for which it makes immaterial payments known as “overflight fees” to the governments of these countries. Such payments are allowed under U.S. law. The Company makes payments either directly or through a vendor located in the United Arab Emirates. On rare occasions, the Company will contact the government authorities if there is an issue with a flight or if there are questions regarding route structure within their airspace.
     The Company is committed to maintaining strict compliance with its policies and with all applicable U.S. export control and economic sanctions laws and regulations restricting dealing in or with Iran, Sudan, Cuba or Syria. To that end, the Company has allocated significant resources to develop, implement and maintain a robust export compliance program, which includes written policies and procedures, dedicated personnel, automated screening, training and outreach, audits and recordkeeping.
     For package delivery, the Company has established procedures that are designed to prohibit all service by any UPS entity involving Iran, Sudan or Cuba, and our internal review of Company transactions in preparing this response to the Staff’s comments confirms that there were no package shipments to Cuba, Iran or Sudan for the period January 1, 2006 through December 31, 2010. Package service to Syria is permitted only when originating from the Europe and Asia Regions, and packages destined for Syria are routed through Dubai, UAE where they are subject to additional screening for compliance to ensure that contents are not subject to U.S. export controls per applicable U.S. sanctions. During the period July 10, 2006 through December 31, 2010, UPS rejected at least 55 shipments destined for Syria because they were determined to be impermissible under U.S. export controls.
     For freight and customs brokerage services, the Company has procedures that are designed to prohibit these services by U.S. persons in relation to Iran, Sudan or Syria, and by any UPS entity globally in relation to Cuba, except in limited circumstances as explained above where shipments to or from these countries not prohibited by U.S. law or are authorized by a specific license issued by the cognizant U.S. Government agency. Such permitted transactions must be cleared through a strict internal approval process conducted by the UPS Customs & Trade Compliance group. As in any high volume business operating in a tightly regulated

Ms. Cecilia D. Blye
Securities and Exchange Commission
March 14, 2011

environment, isolated deviations from policy and procedure occasionally take place, due to human error or unintended gaps in compliance coverage. When the Company identifies a violation of policy or procedure, it investigates the matter and takes appropriate action, including disciplinary measures, enhancement of internal compliance procedures, and, as appropriate, discloses its findings to the proper U.S. authorities.
3.	Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.
Quantitative materiality.
     For each of the years ending December 31, 2008, 2009 and 2010, aggregate revenues to the Company from all business activities related to Iran, Sudan, Cuba and Syria were less than 0.005% of the consolidated revenue of the Company for each period. The revenues from business activities related to Iran, Sudan, Cuba and Syria as a percentage of the Company’s revenues are clearly well below any reasonably accepted threshold of quantitative materiality.
     In addition, the Company has no subsidiaries, offices, facilities, employees or other assets located in Iran, Sudan, Cuba or Syria, and has not maintained any assets in these countries during the relevant fiscal years.
Qualitative materiality.
     The Company does not have any subsidiaries, offices, facilities, facilities, employees or other assets in Cuba, Iran, Syria or Sudan. Company policy generally prohibits the Company and its foreign subsidiaries from supporting customer activities in these countries (except in limited situations as explained above where the customer’s transaction is permitted under U.S. law), even though U.S. sanctions law does not apply to the Company’s foreign subsidiaries in the case of Iran and Sudan. Accordingly, Company policy exceeds the requirements of U.S. law in many respects. The Company does not believe that these limited activities are harmful to the Company’s reputation or share value because the Company’s activities in Cuba, Iran and Sudan are undertaken only when the U.S. Government has determined that those activities should be

Ms. Cecilia D. Blye
Securities and Exchange Commission
March 14, 2011

permitted despite the otherwise comprehensive sanctions imposed against these countries, and the Company’s activities in Syria comport fully with the more limited U.S. sanctions imposed against that country.
     UPS is an international shipping company that is expected to be capable of providing global services to its customers. The Company does not believe the fact that the Company provides its customers with services that allow them to ship goods to Cuba, Iran, and Sudan when permitted by the U.S. Government, or to provide shipping services involving Syria that are permissible under U.S. law, would be deemed important (or qualitatively material) to a reasonable investor in making an investment decision. This is particularly so given that the Company is holding its foreign subsidiaries to the same standard even though that is not required by U.S. law and it has implemented systems designed to detect shipments that contravene U.S. laws and thereby help to ensure that its customers comply with U.S. Government sanctions against state sponsors of terrorism.
     Accordingly, the Company believes that any contacts the Company has had with Iran, Sudan, Cuba and Syria are not and were not qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.
     UPS acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at (404) 828-7239 if you have further questions.

Sincerely yours, United Parcel Service, Inc.
By:	/s/ Norman M. Brothers, Jr.
Norman M. Brothers, Jr.
Vice President